

September 30, 2011

Via E-Mail
Jinghe Zhang, Chief Executive Officer
Joway Health Industries Group Inc. (f/k/a G2 Ventures, Inc.)
16th Floor, Tianjin Global Zhiye Square, 309 Nanjing Road,
Nankai District, Tianjin, PRC

> **Re:** **Joway Health Industries Group Inc. (f/k/a G2 Ventures, Inc.)**
> **Form 8-K/A**
> **Filed June 13, 2011**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 14, 2011**
> **File No. 333-108715**

Dear Mr. Zhang:

     We have reviewed your response letter dated August 24, 2011, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A Filed on June 13, 2011

General

1.   Please note we are unable to clear prior comments three, four, six, and seven until you file an actual amendment with the changes you provided to us supplementally. Also, please note you did not provide us with draft language for comment five of our letter dated August 3, 2011, thus we are unable to determine whether your prospective revisions would be responsive to our comment.

<u>Corporate Structure and History, page 4</u>

2.   We note your response to comment one of our letter dated August 3, 2011, and we
        reissue it. You disclose that Mr. Liu formed Dynamic Elite on June 2, 2010 and Exhibit
        10.19 indicates that Mr. Liu personally owned all of the shares of Dynamic Elite when it
        and Mr. Liu entered into the Entrust Agreement with Mr. Zhang. You later disclose that
        Crystal Globe was formed to hold all of the outstanding shares of Dynamic Elite and that
        Mr. Zhang was appointed as the executive director of Crystal Globe. Please revise to
        clarify who owned Dynamic Elite when formed, when Crystal Globe was founded and
        whether Mr. Liu owned 100% of the Crystal Globe from its inception through the report
        date of the current report filed on October 7, 2010. Also, please clarify how and when
        Crystal Globe acquired Dynamic Elite from Mr. Liu and the date that Mr. Zhang was
        appointed executive director of Crystal Globe. On October 1, 2010, G2 Ventures, Inc.
        acquired Dynamic Elite by issuing 15,215,426 shares of common stock to Crystal Globe.
        Thus, Crystal Globe controlled Dynamic Elite through its 92% ownership of the
        outstanding shares of G2 Ventures. You disclose that the Entrust Agreement gave
        "irrevocable authority to make all business, operating and organizational decisions
        regarding Dynamic Elite" to Mr. Zhang on page three and effective control of Crystal
        Globe through his appointment as executive director. Please revise to clarify the
        references to "effective control" and whether it resulted in the same rights as ownership
        and what business, operating and organizational powers are still retained by Mr. Liu. For
        example, please clarify whether Mr. Liu has the power to replace Mr. Zhang as the
        executive director of Crystal Globe and the effect of such an act on Mr. Zhang's ability to
        control Dynamic Elite via the Entrust Agreement. As previously requested, while you
        state the founders of the companies, you are not clearly stating whether the individuals
        who formed the companies were also the controlling shareholders at that time and before
        the transactions described in this section. Lastly, as previously requested please clarify
        whether Mr. Zhang had any ownership, directly or indirectly, of Crystal Globe and
        Dynamic Elite before the transactions.

3.   We note your response to comment two of our letter dated August 3, 2011 that the
        amount of consideration was agreed upon orally between the parties. This would appear
        to be an oral amendment to the agreements. Please provide a written description of this
        amendment as an exhibit. For guidance, we direct your attention to Question 146.04 to
        the Compliance and Disclosure Interpretations, which are found at
        http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

<u>Form 10-K for Fiscal Year Ended December 31, 2010</u>

<u>General</u>

4.   We note your response to comment eight of our letter dated August 3, 2011, and we
        reissue it. Please revise your annual report any relevant issue noted in our comments
        above and to comply with the prior comments issued on the Form 8-K. Your draft

disclosures for comments three and four of our letter dated August 3, 2011 should be included in your amended Form 10-K. Also, your prospective revisions related to comment five of our letter dated August 3, 2011, along with the appropriate disclosures of Mr. Zhang's beneficial ownership of Crystal Globe shares, should be included with your amended Form 10-K. Also, please revise to ensure that you remove promotional language that you are unable to support, such as those described in comment seven of our letter dated April 13, 2011.

Item 9A. Controls and Procedures
Management's Annual Report on Internal Control over Financial Reporting, page 57

5.   We reviewed your response to our prior comment 9. Please provide us with a discussion of the specific roles and responsibilities of your Financial Manager and Chief Financial Officer during their tenure at Tiens Biotech, Inc. In your response, ensure to specifically clarify how each of their roles supported the preparation of that company's Form 10-K and other periodic reports.

6.   We reviewed your response to our prior comment 9. For your Financial Manager and Chief Financial Officer, please provide us with (i) where their university education was obtained and (ii) the number of hours of continuing education in U.S. GAAP they have received individually in the last two years.

7.   We reviewed your response to our prior comments 9 and 10, noting you have hired an independent accounting firm/consultant to assist you in the preparation of your Form 10-K and internal control evaluation. This appears to be inconsistent with your response to our prior comment 25 in your correspondence dated December 23, 2010, which states that you did not retain an outside accounting firm or consultant to prepare your financial statements or evaluate your internal controls over financial reporting. Please clarify or revise. If this is an accounting firm that was recently hired please tell us:
   a)   The name and address of the accounting firm or organization;
   b)   The level of work performed by this firm;
   c)   When this firm was engaged;
   d)   Where the work was performed;
   e)   The qualifications of their employees who perform the services for your company;
   f)   How and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
   g)   How many hours they spent last year performing these services for your organization; and
   h)   The total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

8.   We have reviewed your response to our prior comment 10 noting you have recently hired an officer with auditing and financial background who will follow internal accounting and compliance with Sarbanes-Oxley Act of 2002. Please tell us:

   a)   what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

   b)   what relevant education and ongoing training he or she has had relating to U.S. GAAP;

   c)   the nature of his or her contractual or other relationship to you;

   d)   whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

   e)   about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

        You may contact Angela Halac at (202) 551-3398 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

                                        Sincerely,

                                        /s/ Pamela Howell
                                        for

                                        John Reynolds
                                        Assistant Director